Exhibit 99.2

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

DELISTING OF RANDGOLD ORDINARY SHARES

Jersey, Channel Islands, 2 January 2019

Further to the announcement released on 1 January 2019 and the subsequent publication of the relevant dealing notice by the Financial Conduct Authority, Randgold Resources Limited (“Randgold”) confirms that the listing of Randgold’s ordinary shares of 5 pence each (“Randgold Shares”) on the Official List of the UK Listing Authority was cancelled with effect from 8:00 a.m. (GMT) today, 2 January 2019. The Randgold Shares ceased to be admitted to trading on the London Stock Exchange’s main market for listed securities with effect from the same time.

Trading of Randgold ADSs on NASDAQ will be cancelled with effect from 4:00 a.m. (ET) today.

New Barrick Shares being issued to Randgold Shareholders pursuant to the Scheme will be listed on the TSX under the ticker “ABX” and on the NYSE under ticker “GOLD” at or around 9:30 a.m. (ET) today.

Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the Scheme Document dated 4 October 2018.

ENQUIRIES

Randgold
Chief Executive Officer Mark Bristow	Finance Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
CIBC (financial adviser to Randgold)
Neil Johnson	+44 20 7234 6000
Oliver Ward
Barclays (financial adviser and corporate broker to Randgold)
Paul Knight	+1 416 863 8900
Nishant Amin	+44 20 7623 2323
Andrew Tusa	+44 20 7623 2323

Further information

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the subject matter of this announcement. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the subject matter of this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, Randgold disclaims any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

Publication on Website

A copy of this announcement and all information incorporated into this announcement by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at http://www.randgoldresources.com by no later than 12 noon (Greenwich Mean Time) on the Business Day following the date of publication of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the content of these websites is not incorporated into and do not form part of this announcement.